

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 12, 2015

Via E-mail
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

      Re: Ramius Archview Event Credit Fund
               File Nos. 333-204148 and 811-23056

Dear Mr. Horowitz,

On May 14, 2015, you filed a registration statement on Form N-2 for Ramius Archview Event Credit Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

GENERAL

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

3. Please state in your response letter whether FINRA will review, or has reviewed, the proposed distribution terms and arrangements of the transactions described in the registration statement.

4. Please include on the facing sheet of the registration statement an appropriate contact phone number for the Fund.

PROSPECTUS

Cover page

5. Investment Portfolio. Please briefly define "trade claim." Further, please revise the disclosure to clarify that the Fund intends to invest in securities of leveraged or financially distressed companies, including debt and equity securities, loans, trade claims, and derivative instruments of such companies.

6. Eligible Investors. Please revise the disclosure to refer to Rule 205-3 under the *Investment Advisers Act* of 1940 (the "Advisers Act").

7. Risk Factors and Restrictions on Transfer. Please provide this disclosure in a bulleted and bolded format. Please modify the disclosure to state that the Fund's shares will not be listed on any national securities exchange and it is not anticipated that a secondary market will develop, and, therefore, an investment in the Fund should be viewed as a long-term investment and may not be suitable for investors who may need the money they invest within a specified timeframe.

    Please include, in bold, risk disclosure to the following effect: (a) The Fund has no obligation to repurchase Shares. (b) The amount of distributions that the Fund may pay, if any, is uncertain. (c) The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

8. Annual and Semi-Annual Reports. Please explain how to obtain the Fund's annual and semi-annual reports to shareholders, and provide a toll-free telephone number for investors to call: to request the SAI; to request the Fund's annual report; to request the Fund's semi-annual report; to request other information about the Fund; and to make shareholder inquiries. Please also state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the fund's website at a specified Internet address. If not, disclose the reasons why it does not do so. *See* Item 1.1.d. of Form N-2.

Prospectus Summary - General

9. Where applicable, please provide cross references to relevant disclosures elsewhere in the prospectus and Statement of Additional Information. *See* Instruction to Item 3.2 of Form N-2. Please ensure all cross-references are accurately titled (*see, e.g.,* "Types of Investments and Related Risks — Investment Risks — Leverage" on page 5; "Summary of Fund Expenses" on page 9).

10. The term "credit" in the Fund's name suggests that the Fund will invest in fixed income securities. Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act") requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment

suggested by its name. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in "credit instruments."

11. The Fund's objective is "to generate *consistent*, total returns while minimizing the risk of loss." It is unclear to the staff how the Fund's investment strategies might provide *consistent* total returns. Please clarify in the strategies section how the Fund intends to achieve this element of its investment objective.

Prospectus Summary – Investment Program – Investment Strategy (pp. 1-2)

12. The disclosure indicates that the Fund will use derivatives. In describing the Fund's strategies and risks with respect to derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Further, please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for purposes of the Fund's 80% investment policy.

13. Please briefly explain the concept of a "net long portfolio."

14. Regarding the fourth paragraph, please describe the specific types of swap transactions in which the Fund may engage. Further, please explain supplementally how the Fund may utilize repurchase agreements to raise leverage in its portfolio. Please also define the phrase "bank debt."

Prospectus Summary – Investment Program – Short Sales (p. 2)

15. Please explain in accordance with plain English principles "long and short credit and other investment strategies." Please describe the Fund's involvement in short sale transactions consistent with the investments described in the "Short Sales" risk discussion on pages 27-28 of the prospectus, and describe the technique and purpose of, and costs associated with, short selling. Please revise the section heading as the discussion is broader than the Fund's short sales investment strategy. Please make corresponding changes to the "Short Sales" discussion on page 24 of the prospectus.

Prospectus Summary – Investment Program – Portfolio Composition (pp. 3-4)

16. <u>Distressed Securities.</u> Please explain in accordance with plain English principles what is meant by "the waterfall of value and its form."

17. <u>Stressed High Yield Securities and Syndicated Loans.</u> Please disclose that "high yield bonds" are also known as "junk bonds." Please explain supplementally how syndicated loans are "usually liquid" when such instruments may not settle for an extended period of time.

Prospectus Summary – Leverage (pp. 4-5)

18. Please disclose that the Fund may utilize swaps or options to leverage the Fund's portfolio, as stated in the "Investment Strategy" discussion in the Summary.

Prospectus Summary – Advisory Fee (p. 7)

19. Please clarify that the Sub-Adviser's fee is paid out of the Advisory Fee.

Prospectus Summary – Purchase of Shares (pp. 10-11)

20. Please clarify: (a) that the Fund will accept purchases as of the first *business* day of each month, and that this amount will be based upon the Fund's then current net asset value; (b) whether the application form must be received by the Fund *at least* 5 business days before the purchase date; and (c) whether funds must be received by the Fund *at least* 3 business days before the purchase date.

Prospectus Summary – Eligible Investors (p. 11)

21. Please state that investors may only purchase their shares through the Distributor or through a registered investment adviser that has entered into an arrangement with the Distributor to offer Shares pursuant to a "wrap" fee, asset allocation, or other managed asset program.

22. The disclosure states that the Adviser may impose stricter or less stringent eligibility requirements. Please explain supplementally how the Adviser will comply with Rule 205-3 of the Advisers Act when the Adviser imposes "less stringent" eligibility requirements than those required by the Rule.

23. The prospectus states that "[s]hareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund's schedule for repurchase offers and submit repurchase requests accordingly." Please immediately precede or follow this statement with disclosure that investors cannot rely on the Fund to make repurchase payments, including to meet minimum annual distributions. Please make corresponding changes on pages 19, 45 and 63 of the prospectus.

Prospectus Summary – Investor Suitability (pp. 11-12)

24. To avoid investor confusion, please consider replacing the phrase "tender offers" (which is referenced just once in the prospectus) with the phrase "repurchase offers."

25. Please disclose that the Fund has no obligation to repurchase Shares at any time, and that any repurchase offers will be made at the discretion of the Fund's Board.

26. Please explain that repurchase offers may be subject to a fee.

27. Please indicate that repurchase offers may not exceed 25% of the Fund's NAV, and disclose how this may impact an investor's liquidity in the Fund (*e.g.*, an investor may receive only a portion of the requested repurchase amount).

Prospectus Summary – Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions (p. 12)

28. Please include a brief summary of the Fund's policies on transfers of Shares, as described on page 63 of the prospectus in "Repurchases and Transfers of Shares - Transfers of Shares."

Prospectus Summary – Repurchases of Shares by the Fund (pp. 12-13)

29. Please disclose that a Shareholder tendering for repurchase only a portion of the Shareholder's Shares will be required to maintain an account balance of at least $10,000 after giving effect to the repurchase, or the entire account balance may be repurchased.

30. Please clarify that "oversubscribed" refers to repurchase offers that exceed 25% of the Fund's NAV, if true. Please explain that if the Fund repurchases a pro rata portion of Shares, then the investor will not receive the full repurchase amount requested.

Prospectus Summary – Risk Factors (pp. 15-20)

31. Please provide a risk factor describing the risks associated with a long and short credit investment strategy, including the possibility that such a strategy may not be successful.

32. Please explain the risk of maturity extension during periods of rising interest rates.

33. Please expand the risk factor on high yield securities to disclose that such investments are subject to greater risk of loss of principal and interest than higher-rated securities, experience greater sensitivity to changes in interest rates, and are considered to be speculative.

34. When describing risks associated with bank loans, please briefly explain prepayment risk, credit risk, and market risk. Similarly, when describing risks associated with derivative transactions, please briefly explain market risk, management risk, counterparty credit risk, documentation risk, liquidity risk, and leverage risk.

35. When discussing high rate of portfolio turnover, please explain how the tax consequences of, and higher costs associated with, a Fund's portfolio turnover may affect the Fund's performance.

36. When stating that the Fund may repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder under certain circumstances, please clarify that any such repurchases will be made on an involuntarily basis without Shareholder consent.

37. Please disclose in the discussion of risk factors relating to repurchase offers that any such offers may be subject to a fee, and that repurchase offers may not exceed 25% of the Fund's NAV.

Summary of Fees and Expenses (pp. 21-22)

38. Please clarify in Footnote 1 that the early repurchase fee is a percentage of the NAV of the Shares repurchased.

39. Please revise the parenthetical to the heading "Annual Fund Expenses" to indicate that such expenses are a percentage of the Fund's *average* net assets. Please disclose in a footnote to the table the assumptions used to estimate the expenses in the Fee Table, including that such expenses are based on a weighted average of the Fund's anticipated annual proceeds, and disclose the amount of the anticipated annual proceeds.

40. Please revise the incentive fee in the table to be reflected as a percentage of the Fund's average net assets. Please also confirm supplementally that the incentive fee will be reflected in the expense example.

41. Please confirm supplementally that any expected dividend and interest expenses associated with short sale transactions (e.g., dividends paid on the stocks sold short) will be included in the Fund's fee table as part of "Other Expenses."

42. Please clarify in Footnote 5 that the Incentive Fee is excluded from the definition of Specified Expenses.

Financial Highlights

43. Please include in the prospectus a section on Financial Highlights, and disclose that Financial Highlights are not provided because the Fund was not operational as of the date of the prospectus.

Types of Investments and Related Risks – Investment Risks (pp. 26-43)

44. Long and Short Credit Investment Strategy Risk. Please describe the risks associated with a long and short credit investment strategy, including the possibility that such a strategy may not be successful.

45. High Yield Securities. Please disclose any criteria as to maturity, duration, or credit quality that the Fund might use with respect to its investments in debt securities. If duration is discussed, please explain that duration measures sensitivity to interest rates, and provide an example showing how an increase of 1% in interest rates affects the value of the Fund's assets at a given duration.

46. Zero-Coupon and Deferred Interest Rate Bonds; Cash and Cash Items. Please consider providing a brief description of the Fund's investments in zero-coupon and deferred interest

rate bonds and in cash and cash items in the Investment Strategy discussion beginning on page 23 of the prospectus.

47. Convertible Securities. The prospectus states that the Fund may invest in, among other things, convertible securities. If the Fund intends to invest in contingent convertible bonds, please explain supplementally the extent to which the Fund will invest in these instruments. We may have more comments after reviewing your response.

48. Cleared Derivative Transactions. The prospectus disclosure indicates that the Fund will use credit default index swaps. If the Fund will write credit default index swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default index swap to cover such obligation.

49. Options. Please explain supplementally whether the Fund may write uncovered calls. We may have more comments after reviewing your response.

50. Swaps. Please disclose to what extent the Fund will invest in swaps. We may have more comments after reviewing your response.

51. Investment in Non-U.S. Securities. If the Fund will invest 10% or more of its assets in foreign securities that are not publicly traded in the U.S., please ensure that the risk factors include those described in the Guidelines for Form N-2, Guide 9.

Types of Investments and Related Risks – Other Risks (pp. 43-48)

52. Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. Please clarify that any repurchase by the Fund will be made on an involuntarily or compulsory basis without Shareholder consent. Further, please include in the list of items that may trigger a compulsory repurchase of Shares the circumstance where a Shareholder's account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than the minimum balance. Please clarify the amount of the minimum balance (*see* Comment 66 below).

53. Repurchase Risks.

    a) Please disclose that repurchase offers may be subject to a fee.

    b) The prospectus states that the Valuation Date is the date the Fund will value repurchased Shares (approximately 65 days following the Notice Date). However, Shareholders will not know the repurchase price until the Fund's NAV as of the Valuation Date is determined late in the month following the Valuation Date. Please explain supplementally the reason for the additional delay in determining the repurchase price.

    c) The prospectus indicates that because the Notice Date is substantially in advance of the Valuation Date, Shareholders will receive repurchase proceeds well after the Notice Date.

Please expand this point to clarify that the Fund may pay repurchase proceeds up to 30 days after the Valuation Date.

d) Please disclose that repurchase offers may not exceed 25% of the Fund's NAV, and how this may impact an investor's liquidity in the Fund (*e.g.*, an investor may receive only a portion of the requested repurchase amount).

54. Distributions In-Kind. Please describe the interest provisions and time period of any promissory note issued in connection with a cash repurchase. Please add disclosure to the effect that securities received in-kind may remain at market risk until sold and that shareholders may incur taxable capital gains when converting those securities to cash. Also, if the Fund may use illiquid securities to redeem in-kind, please disclose this as well as the fact that shareholders will bear the risk of not being able to sell those illiquid securities at all.

55. Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. Because the Fund will invest in debt obligations that are treated as having original issue discount ("OID") under the federal income tax law (such as zero coupon bonds, debt instruments with PIK interest, debt instruments issued with warrants, and deferred loan origination fees that are paid after origination of the loan), please summarize here and disclose in more detail, where appropriate, the following risks.

a) The Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

b) The higher interest rates on OID instruments reflect the payment deferral and, in the case of loan obligations, credit risk associated with collectability of the deferred payments.

c) Even if the accounting conditions for income accrual are met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation.

d) Distributions of OID income may come from investors' paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested in the Fund by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

Please confirm to the staff that any OID interest, if material, will be separately identified in the Fund's financial statements. *See* Rule 6-07(1) of Regulation S-X. The Fund's Schedule of Investments should also show the bifurcation of cash and non-cash interest for each OID security. *See* AICPA Audit Risk Alert, Investment Companies Industry Developments— 2011/12 at .86.

56. <u>Regulatory Change</u>. Please consider disclosing that if the Adviser can no longer rely on the exclusion from registration as a Commodity Pool Operator, then the Fund would need to comply with certain CFTC rules regarding commodity pools that could impose additional regulatory requirements, compliance obligations, and expenses for the Fund.

Management of the Fund (pp. 48-49)

57. <u>General.</u> Please provide the principal business address for Archview Investment Group LP. *See* Item 9.1.b. of Form N-2.

58. <u>Management Team.</u> Please provide the length of service of each portfolio manager's employment with the Adviser or Sub-Adviser, as applicable. Please provide dates relating to Mr. Sussman's business experience during the past 5 years. *See* Item 9.1.c. of Form N-2.

Fund Expenses (pp. 50-51)

59. Please explain supplementally what is meant by "third-party risk aggregator."

60. Please explain how the Fund's organizational expenses will be amortized and the period over which the amortization will occur. *See* Item 9.1.f of Form N-2.

61. When stating in the fourth paragraph that offering expenses may not be deducted by the Fund or Shareholders, please clarify the context for such a deduction (*e.g.*, under the Internal Revenue Code).

62. When describing the Advisers' expense limitation agreement in the fifth paragraph, please include a description of the recoupment provision. Additionally, please clarify what is meant by the Fund's "pro rata share" of the Advisory Fee, Incentive Fee, and transaction expenses. Please include this "pro rata share" when describing the expense limitation agreement in the Summary and in the Fee Table.

63. Please provide the name and principal business address of the Fund's custodian(s), transfer agent, and dividend paying agent. *See* Item 9.1.e of Form N-2.

Incentive Fee (pp.52-53)

64. In addition to the Advisory Fee, the Fund will pay the Adviser an annual performance-based Incentive Fee. Please provide one or more examples that illustrate how this rather complex fee structure will operate in practice, including the payment of a portion of the fee on a quarterly basis. Please ensure that the example depicts all likely scenarios regarding the

calculation of the Incentive Fee. Indicate that any returns shown are for illustrative purposes only, and that actual returns may vary from those shown in the example(s).

Control Persons

65. Please identify each person who, as of a specified date no more than 30 days prior to the date of filing the pre-effective amendment to the registration statement, controls the Fund. *See* Item 9.3 of Form N-2.

Purchases of Shares – Purchase Terms (p. 60)

66. The fourth paragraph states that the Fund may repurchase all of the Shares held by a Shareholder if the Shareholder's account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than *$25,000*. Please reconcile this disclosure with the statements on page 62 of the prospectus in "Repurchases and Transfers of Shares – Repurchases of Shares" that a Shareholder tendering for repurchase only a portion of the Shareholder's Shares will be required to maintain an account balance of at least *$10,000* to avoid a mandatory repurchase of the entire balance by the Fund.

Repurchases and Transfers of Shares – Repurchases of Shares (pp. 61-63)

67. Please describe with more specificity the timing of repurchase transactions, including the "Notice Date," the "Valuation Date," the period of revocation, and the date proceeds are paid to Shareholders.

Repurchases and Transfers of Shares – Transfers of Shares (p. 63)

68. Please confirm supplementally that any indemnification provided by a Shareholder as described in the last paragraph of this section will be effected pursuant to a written agreement between the Shareholder and the Fund and/or the Adviser.

Plan of Distribution (p. 75)

69. Please provide the principal business address of the Distributor. *See* Item 5.1.a. of Form N-2.

70. Please disclose that the Fund will not pay any fee to the Distributor with respect to the distribution of the Shares.

Distribution Policy (p. 76)

71. Please define record date in the last paragraph of this section.

Appendix A: Similar Fund Performance Information

72. The prospectus states that the Similar Funds are the only "privately offered funds" managed by the Sub-Adviser whose investment, objectives, strategies, policies, and restrictions are in all material respects equivalent to those of the Fund. Please broaden this statement to include all accounts managed by the Sub-Adviser, including registered investment companies and private advisory accounts.

73. Please restate the two performance presentations using a consistent approach to reflecting expenses; it is potentially confusing to provide two different approaches (*i.e.*, the first presentation has been restated to reflect the Fund's estimated total fund operating expenses; the second presentation is net of the accrued actual operating expenses incurred by the Similar Funds). If the performance presentations will be net of the Similar Funds' expenses, then please disclose that reflecting the Fund's expenses would have lowered the performance results.

74. Please clearly state that the prior performance represents the historical performance for the Similar Funds and is not the Fund's performance or indicative of the Fund's future performance.

75. If the standardized SEC method was not used to calculate the prior performance, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

76. Please confirm supplementally that the Adviser has the books and records necessary to support the calculation of performance as required by Rule 204-2(a)(16) of the Advisers Act.

Outside Back Cover Page

77. Please provide on the outside back cover page of the prospectus the information required by paragraph (e) of Rule 481 under the Securities Act of 1933 (the "Securities Act"). *See* Item 2.3 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

78. Regarding the Fund's investments in short sales, swaps, futures, options, and other derivative instruments, please provide disclosure in the Statement of Additional Information regarding the manner in which amounts may be segregated (*e.g.*, notional value, mark-to-market, etc.), and whether the method of segregation differs according to the type of derivative. *See* Comment 48 above.

Investment Policies and Practices – Fundamental Policies (p. 2)

79. Please define the term "Investment Funds" referenced in the Fund's first Fundamental Policy on concentration, and clarify throughout the SAI how Investment Funds are relevant to the

Fund's investments and investment policies. Please include appropriate investment strategy and risk disclosure in the prospectus regarding the Fund's investment in Investment Funds.

80. The third fundamental policy states that the Fund may issue senior securities to the extent permitted by Section 18 of the 1940 Act. Please confirm supplementally that all disclosures required by the Guidelines to Form N-2, Guide 6, have been included in the prospectus.

81. A fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. In the paragraph following the list of fundamental policies, please revise the statement that the Fund's investment policies do not apply to the activities and transactions of Investment Funds to clarify that the Fund will consider the concentration of these investment companies when determining compliance with its own concentration policy.

Repurchases and Transfers of Shares – Mandatory Redemptions (pp. 2-3)

82. Please update the enumerated items that may trigger a compulsory repurchase by the Fund consistent with the disclosure in the prospectus.

Management of the Fund – Independent Trustees (pp. 4-6)

83. When stating that no Independent Trustee or immediately family member owned securities of the Adviser or Distributor, please clarify that this statement is as of the end of the most recently completed calendar year. *See* Instruction 1 to Item 18.8 of Form N-2.

Management of the Fund – Independent Trustees and Committees (pp. 6-7)

84. In the second paragraph, please remove the reference to "Institutional Funds" as no such term is used elsewhere in the prospectus or Statement of Additional Information.

Management of the Fund – Code of Ethics (p. 8)

85. Please clarify that the Codes of Ethics can be reviewed and copied at the Commission's Public Reference Room in Washington, DC, that information on the operation of the Public Reference Room may be obtained by calling the Commission at 1- 202-551-8090, that the Codes of Ethics are available on the EDGAR Database on the Commission's Internet site at www.sec.gov, and that copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: mailto:publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC, 20549-0102. *See* Item 15.15 of Form N-2.

Brokerage Allocation and Other Practices

86. Please concisely describe how transactions in portfolio securities will be effected. Provide a general statement about brokerage commissions and mark-ups on principal transactions.

Briefly describe how brokers will be selected to effect securities transactions for the Fund and how evaluations will be made of the overall reasonableness of brokerage commissions paid, including the factors considered. *See* Items 22.1 and 22.3 of Form N-2.

PART C

87. Please include the Code of Ethics of the Distributor as an exhibit to the pre-effective amendment to the registration statement. *See* Item 25.2.r. of Form N-2.

88. Once the Board has been constituted (*e.g.*, independent trustees appointed), please confirm that the next amendment to the Fund's registration will be executed in accordance with Section 6 of the Securities Act.

89. Under Item 30 (Indemnification) of Part C, please include the representations required by Rule 484 under the Securities Act.

<center>* * * * *</center>

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to call me at (202) 551-8045. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Staff Attorney